ILEX ONCOLOGY, INC.
2000 ANNUAL REPORT ON FORM 10-K
--------------------------------------------------------------------------------
                                                                    EXHIBIT 99.1

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Millennium & ILEX Partners, L.P.:

We have audited the accompanying consolidated balance sheets of Millennium & ILEX Partners, L.P. (a Delaware limited partnership in the development stage), as of December 31, 2000 and 1999, and the related consolidated statements of operations, partners' capital and cash flows for each of the three years in the period ended December 31, 2000 and for the period from inception (May 2, 1997) to December 31, 2000. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Millennium & ILEX Partners, L.P., as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years and for the period from inception to December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                                        /s/ ARTHUR ANDERSEN LLP

San Antonio, Texas
March 14, 2001

                        MILLENNIUM & ILEX PARTNERS, L.P.
                          (A Development Stage Company)

                           CONSOLIDATED BALANCE SHEETS
                                 (In Thousands)

                                                                               December 31,
                                                                         ----------------------
                                                                           2000          1999
                                                                         --------      --------
                                  ASSETS

CASH AND CASH EQUIVALENTS                                                $  3,856      $  1,523

ACCOUNTS RECEIVABLE:
         Distribution partner                                                 829            --

PREPAID EXPENSES                                                               70           126
                                                                         --------      --------

                             Total assets                                $  4,755      $  1,649
                                                                         ========      ========

                    LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES:
   Accounts payable-
     Trade                                                               $    881      $    317
     Related parties                                                        5,410         1,302
     Distribution partner                                                   7,034            --
   Advances in connection with distribution agreement                       8,530         6,410
                                                                         --------      --------

                             Total liabilities                             21,855         8,029
                                                                         --------      --------

COMMITMENTS AND CONTINGENCIES

PARTNERS' CAPITAL:
   Limited partners' capital                                              (16,929)       (6,296)
   General partner's capital                                                 (171)          (64)
   Receivable from general partner                                             --           (20)
                                                                         --------      --------

                             Total partners' capital                      (17,100)       (6,380)
                                                                         --------      --------

                             Total liabilities and partners' capital     $  4,755      $  1,649
                                                                         ========      ========


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                        MILLENNIUM & ILEX PARTNERS, L.P.
                          (A Development Stage Company)

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (In Thousands)

                                                                                                 Cumulative
                                                                                                   From
                                                                                                Inception
                                                              Year Ended December 31,             Through
                                                       ---------------------------------------  December 31,
                                                           2000         1999          1998          2000
                                                       ----------    ----------    ----------   ------------
REVENUE FROM DISTRIBUTION AGREEMENT                     $  9,670      $  3,750      $     --      $ 13,420
                                                        --------      --------      --------      --------

OPERATING EXPENSES:
   General and administrative                                399            76           104           629
   Costs of contract research services performed by
     related parties                                       8,897         7,588         4,875        22,562
   Subcontractor costs                                       880           690         2,780         9,845
    Sales and marketing expense, net                       6,968            --            --         6,968
   Licensing fees                                          2,550         2,985            25         5,535
                                                        --------      --------      --------      --------

              Total operating expenses                    19,694        11,339         7,784        45,539
                                                        --------      --------      --------      --------

OPERATING LOSS                                           (10,024)       (7,589)       (7,784)      (32,119)
                                                        --------      --------      --------      --------
INTEREST INCOME                                              245            63            68           382

INTEREST EXPENSE                                            (961)         (160)           --        (1,121)
                                                        --------      --------      --------      --------

NET LOSS                                                $(10,740)     $ (7,686)     $ (7,716)     $(32,858)
                                                        ========      ========      ========      ========


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                        MILLENNIUM & ILEX PARTNERS, L.P.
                          (A Development Stage Company)

                  CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL

                                 (In Thousands)

                                                     Limited       General
                                                    Partners'     Partner's
                                                     Capital       Capital       Total
                                                    --------      --------      --------
BALANCE, December 31, 1997                          $ (4,006)     $    (53)     $ (4,059)
   Contributions                                      10,979           123        11,102
   Net loss                                           (7,639)          (77)       (7,716)
                                                    --------      --------      --------

BALANCE, December 31, 1998                              (666)           (7)         (673)
   Contributions                                       1,979            20         1,999
   Receivable from general partner                        --           (20)          (20)
   Net loss                                           (7,609)          (77)       (7,686)
                                                    --------      --------      --------

BALANCE, December 31, 1999                            (6,296)          (84)       (6,380)
   Repayment of receivable from general partner           --            20            20
   Net loss                                          (10,633)         (107)      (10,740)
                                                    --------      --------      --------

BALANCE, December 31, 2000                          $(16,929)     $   (171)     $(17,100)
                                                    ========      ========      ========


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                        MILLENNIUM & ILEX PARTNERS, L.P.
                          (A Development Stage Company)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In Thousands)

                                                                                                 Cumulative
                                                                                                    From
                                                                     Year Ended                  Inception
                                                                     December 31,                 Through
                                                       ---------------------------------------  December 31,
                                                            2000         1999          1998         2000
                                                       ------------   -----------   ----------- ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                            $(10,740)     $ (7,686)     $ (7,716)     $(32,858)
     Revenue applied to advances in connection with
       distribution agreement                              (8,841)       (3,750)           --       (12,591)
     Adjustments to reconcile net loss to net cash
       used in operating activities-
         Decrease (increase) in assets-
           Accounts receivable                               (829)           --            --          (829)


           Prepaid expenses
                                                               56          (122)           (4)          (70)
         Increase (decrease) in liabilities-
           Trade accounts payable                             564           317        (3,210)          881


           Accounts payable to related parties              4,108         1,014         3,925        10,249
           Accounts payable to distribution partner         7,034            --            --         7,034


           Accrued interest payable                           961           160            --         1,121
                                                         --------      --------      --------      --------

     Net cash used in operating activities                 (7,687)      (10,067)       (7,005)      (27,063)
                                                         --------      --------      --------      --------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Advances for distribution agreement                   10,000        10,000            --        20,000


     Capital contributions                                     20         1,530         6,712        10,919
                                                         --------      --------      --------      --------


     Net cash provided by financing activities             10,020        11,530         6,712        30,919
                                                         --------      --------      --------      --------

NET INCREASE(DECREASE) IN CASH AND CASH
EQUIVALENTS                                                 2,333         1,463          (293)        3,856


CASH AND CASH EQUIVALENTS, beginning of period
                                                            1,523            60           353            --
                                                         --------      --------      --------      --------

CASH AND CASH EQUIVALENTS, end of period                 $  3,856      $  1,523      $     60      $  3,856
                                                         ========      ========      ========      ========

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING
   ACTIVITIES:

     Capital contributions of accounts payable to
       related parties                                   $     --      $    449      $  4,390      $  4,839
     General partner capital contribution receivable           --            20            --            33


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Organization and Control

L&I Partners, L.P. (L&I), was founded in May 1997 as a joint venture between ILEX Oncology, Inc. (ILEX), and LeukoSite, Inc. (LeukoSite). In late 1999, Millennium Pharmaceuticals, Inc. (Millennium), acquired LeukoSite. Accordingly, Millennium acquired the rights granted to LeukoSite by the joint venture and the respective licensing agreements. Additionally, effective in March 2000, the joint venture changed its name to Millennium & ILEX Partners, L.P. (M&I Partners).

M&I Partners was formed to develop and commercialize a monoclonal antibody (CAMPATH(R)) initially for the treatment of chronic lymphocytic leukemia (CLL), pursuant to an agreement of limited partnership and a license agreement between LeukoSite, ILEX and M&I Partners. The development and commercialization activities of M&I Partners are jointly managed by Millennium and ILEX who will generally share equally in profits and losses (see Note 4). The partnership expires in 2017. The partnership agreement was amended to provide that in the event of an unresolved deadlock (relating to activities of the partnership), the partners shall first attempt to settle the dispute by amicable negotiation, then, if necessary, by mediation, and then, if a resolution is not reached, by arbitration. In addition, in the event that one party is unable or unwilling to fulfill its funding obligations to the joint venture, then in certain circumstances, the party that funds the joint venture shall gain control of the management of the joint venture, subject to certain catch-up rights of the other party.

M&I Partners formed a limited liability company, M&I UK Limited (M&I Ltd.), which was incorporated in the United Kingdom on February 17, 2000, for the sole purpose of holding the Marketing Authorization for CAMPATH in Europe.

M&I Partners is in the development stage and has not yet generated operating revenues from the sale of product nor is there any assurance of future revenues. Since inception, M&I Partners has received significant support from ILEX, LeukoSite and Millennium. Although its affiliation with Millennium and ILEX puts it in a preferred position to develop and commercialize a product, M&I Partners continues to be subject to the risks and challenges associated with other companies in a comparable stage of development including the ability to obtain adequate financing to fund operations and development, dependence on key individuals and entities, competition from larger companies and successful marketing of its products. Accordingly, M&I Partners' future success is uncertain.

During the period from inception (May 2, 1997) through December 31, 2000, M&I Partners incurred net losses of approximately $32.9 million and, at December 31, 2000, had negative working capital and partners' capital of approximately $17.1 million. The ability of M&I Partners to continue as a going concern is dependent upon the ongoing support of its partners, funding from the distribution agreement (see Note 4) and ultimately the successful manufacturing and marketing of their product.

Under the partnership structure, ILEX and Millennium each hold a 49.5 percent limited partner interest and Millennium & ILEX Partners, L.L.C. (M&I LLC) holds a one percent general partner interest in M&I Partners. ILEX and Millennium each hold a 50 percent interest in M&I LLC.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles and are not the basis for reporting taxable income to the partners. The accompanying consolidated financial statements include the accounts of M&I Partners and its subsidiary. All significant intercompany transactions and accounts have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform to the 2000 presentation.

Estimates in Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Statement of Cash Flows

M&I Partners considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Income Taxes

Income and deductions of M&I Partners for federal income tax purposes are includible in the tax returns of the individual partners. Accordingly, no recognition has been given to federal income taxes in the accompanying consolidated financial statements of M&I Partners.

Allocation of Net Income (Loss) and Cash Distributions

Net income (loss) is allocated to partners based on their effective ownership interest in the operating results of M&I Partners. M&I Partners is not required to and has not made any cash distributions.

2.  RELATED-PARTY TRANSACTIONS:

M&I Partners utilizes services extensively from both its limited partners. These services include contract research, development, scientific expertise, business development services and general management. The limited partners also provide certain general management services free of charge to M&I Partners, however, the fair value of such services is immaterial to the results of operations of M&I. During the years ended December 31, 2000, 1999, 1998 and for the cumulative period from inception through December 31, 2000, M&I Partners incurred the following related-party expenses for contract research services:

                                                          Cumulative From
                                                         Inception Through
                                                           December 31,
                           2000        1999        1998       2000
                         -------     -------     -------     -------
ILEX                     $ 3,323     $ 4,569     $ 3,615     $12,459
Millennium/LeukoSite       5,574       3,019       1,260      10,103
                         -------     -------     -------     -------
                         $ 8,897     $ 7,588     $ 4,875     $22,562
                         =======     =======     =======     =======

Development expenses of $449 and $4,390 were settled as additional capital contributions from ILEX and LeukoSite in 1999 and 1998, respectively. At December 31, 2000, M&I Partners had outstanding payables of $1,444 and $3,966 to ILEX and Millennium, respectively, related to these services that are presented as accounts payable to related parties in the accompanying financial statements.

3.  LICENSING AGREEMENTS:

M&I Partners sublicensed the rights to CAMPATH from LeukoSite. The licensing agreement grants M&I Partners the right to develop and market the product and to license the rights to the compound to other third parties. Under terms of the agreement, M&I Partners is required to pay certain fees and royalties on behalf of LeukoSite, now Millennium, as defined in the agreement. During 2000 and 1999, M&I Partners paid $2.55 million and $2.65 million, respectively, in licensing fees in connection with this agreement.

4.   DISTRIBUTION AND DEVELOPMENT AGREEMENT AND ASSOCIATED ADVANCES:

CAMPATH is a humanized monoclonal antibody in late-stage development, and has received "fast track" designation from the FDA. M&I Partners submitted the Biologics License Application (BLA) to the U.S. Food and Drug Administration
(FDA) for CAMPATH in December 1999 for the treatment of CLL. The application was accepted for filing in February 2000, and the FDA returned a complete response letter to the partnership in June 2000. M&I Partners submitted a response to the FDA in August 2000. CAMPATH was reviewed by the Oncologic Drugs Advisory Committee (ODAC) at the panel's December 2000 meeting, which recommended accelerated approval of the drug. The committee's recommendation is not binding but will be taken into consideration by the

FDA upon completing the review of the CAMPATH BLA. We received a response letter from the FDA in February 2001, indicating the timeframe for accelerated approval was extended into the second quarter of 2000. M&I Partners and the FDA are completing ongoing discussions on final package labeling and design of a post-marketing confirmatory study for CAMPATH.

Additionally, the Marketing Authorization Application for CAMPATH was accepted for review in April 2000 by the European Agency for the Evaluation of Medicinal Products (EMEA). The application, which was submitted in late March 2000, was reviewed under the EMEA's centralized procedure, required for biotechnology products. The application was based largely on the results of a pivotal clinical trial, which were first reported at the European Haematology Association meeting in Barcelona, Spain in June 1999. The EMEA's Committee on Proprietary Medicinal Products (CPMP) issued a positive opinion in March 2001 to recommend approval under exceptional circumstances of MABCAMPATH(tm), the trademark for CAMPATH in Europe. We anticipate that the European Commission will ratify the opinion and will issue a Marketing Authorization in mid-2001. Under this authorization, M&I Partners would be granted a single license for marketing MABCAMPATH in the 15 member states of the European Union and would receive national licenses in two additional countries, Iceland and Norway.

In August 1999, M&I Partners entered into a distribution and development agreement with Schering AG. The agreement grants Schering exclusive marketing and distribution rights to CAMPATH in the U.S., Europe and the rest of the world except Japan and East Asia, where M&I Partners has retained rights. The agreement provides for interest bearing (prime rate plus one percent) advances to the partnership of up to $30 million in up-front and milestone payments. M&I Partners has received a total of $20 million of these payments, with $10 million received in 2000. The revenues recorded by M&I Partners are based upon the research and development expenses they incurred which, pursuant to the distribution agreement, offset the advance balances due Schering. The advance balance is reduced and revenue is recognized at an amount equal to 110% of the amount of services rendered by Millennium and ILEX in connection with the development of CAMPATH for the CLL indication.

The agreement also allows for the funding of research and development expenses for non-CLL indications. For non-CLL indications, in accordance with the agreement, the advance balance is reduced by 77 percent, a receivable is recorded for 33 percent, and revenue is recognized at an amount equal to 110 percent of the amount of the services.

Additionally, the agreement sets forth the profit-sharing percentage and the respective calculation for earnings and payment to the partners. Profits from the sale of CAMPATH in the U.S. will be shared equally among ILEX, Millennium and Schering's U.S. affiliate, Berlex Laboratories, Inc. For sales made outside the U.S., Schering will make royalty payments approximately equivalent to the rate of profit sharing in the U.S.